UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549


                                SCHEDULE 13G


                 Under the Securities Exchange Act of 1934
                          (Amendment No. _____)*


                       GOLD BANC CORPORATION, INC.
                            (Name of Issuer)

                Common Stock, par value $1.00 per share
                     (Title of Class of Securities)

                               379907 10 8
                             (CUSIP Number)

Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  379907 10 8             13G

1.  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    William Wallman           I.D. No. _________________

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) /__/
                                                          (b) /__/

3.  SEC USE ONLY:

4.  CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER:  None subject to the terms of an agreement granting
                        Michael W. Gullion voting control over such shares.

6.  SHARED VOTING POWER:  N/A

7.  SOLE DISPOSITIVE POWER:  214,901

8.  SHARED DISPOSITIVE POWER:  N/A

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  214,901

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* /__/

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 5.0%

12. TYPE OF REPORTING PERSON: IN

                   *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).   Name of Issuer:

             Gold Banc Corporation, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

             11301 Nall Avenue
             Leawood, KS  66211

Item 2(a).   Name of Persons Filing:

             William Wallman

Item 2(b).   Address of Principal Business Office or, if None, Residence:

             538 W. Mary
             Beatrice, NE  68310

Item 2(c).   Citizenship:

             United States Citizen

Item 2(d).   Title of Class of Securities:

             Common Stock, par value $1.00 per share

Item 2(e).   CUSIP Number:

             37907 10 8

Item 3.      If This Statement is Filed Pursuant to Rules 13d-1(b) or 13d-
             (b), Check Whether the Person Filing Is a:

             (a)  [  ]  Broker or Dealer registered under Section 15 of the
                         Act

             (b)  [  ]   Bank as defined in section 3(a)(6) of the Act

             (c)  [  ]   Insurance Company as defined in section 3(a)(19) of
                         the act

             (d)  [  ]   Investment Company registered under section 8 of the
                         Investment Company Act

             (e)  [  ]   Investment Adviser registered under section 203 of
                         the Investment Advisers Act of 1940

             (f)  [  ]   Employee Benefit Plan, Pension Fund which is subject
                         to the provisions of the Employee Retirement Income
                         Security Act of 1974 or Endowment Fund; see Section
                         240.13d-1(b)(1)(ii)(F)

             (g)  [  ]   Parent Holding Company, in accordance with Section
                         240.13d-1(b)(ii)(G) (Note:  See Item 7)

             (h)  [  ]   Group, in accordance with Section 240.13d-
             (b)(1)(ii)(H)

                  N/A

Item 4.   Ownership:

          (a)   Amount Beneficially Owned:  214,901 Shares

          (b)   Percent of Class:  5.0%

          (c)   Number of Shares as to which such person has:

                (i)   sole power to vote or to direct the vote-

                      None subject to the terms of an agreement granting Michael W. Gullion voting control over such shares.

               (ii)   shared power to vote or to direct the vote-

                      N/A

              (iii)   sole power to dispose or to direct the disposition of -

                      214,901

               (iv)   shared power to dispose or to direct the disposition of-

                      N/A

Item 5.   Ownership of Five Percent or Less of a Class:

          N/A

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

          N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

          N/A

Item 8.   Identification and Classification of Members of the Group:

          N/A

Item 9.   Notice of Dissolution of Group:

          N/A

Item 10.  Certification:


     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                            SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 1997

                                    /s/ William Wallman
                                    -----------------------------------------
                                    William Wallman, Individually